Exhibit 99

PRESS RELEASE

MAGNA REPORTS RECORD SECOND QUARTER RESULTS

•            Record second quarter sales, up 12% year over year to $10.3 billion

•            Record second quarter diluted earnings per share of $1.77, increased 23%

•            Record second quarter Adjusted diluted earnings per share of $1.67, up 15%

•            Returned $844 million to shareholders through share repurchases and dividends

•            Full year outlook reduced to reflect stronger U.S. dollar, developments in our transmission joint venture operations, and estimated impact of tariffs

AURORA, Ontario, August 8, 2018 — Magna International Inc. (TSX: MG; NYSE: MGA) today reported financial results for the second quarter ended June 30, 2018.

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2018	2017(2)	2018	2017(2)
Reported

Sales	$10,280	$9,140	$21,072	$18,040

Income from operations before income taxes	$819	$744	$1,670	$1,537

Net income attributable to Magna International Inc.	$626	$548	$1,286	$1,125

Diluted earnings per share	$1.77	$1.44	$3.60	$2.95

Non-GAAP Financial Measures(1)

Adjusted EBIT	$803	$758	$1,678	$1,576

Adjusted diluted earnings per share	$1.67	$1.45	$3.51	$2.97

All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars.

(1) Adjusted EBIT, Adjusted diluted earnings per share and Adjusted EBIT as a percentage of sales are Non-GAAP financial measures that have no standardized meaning under U.S. GAAP, and as a result may not be comparable to the calculation of similar measures by other companies. A reconciliation of these Non-GAAP financial measures is included in the back of this press release.

(2) 2017 amounts included in this Press Release have been adjusted for our adoption of the new revenue standard (Accounting Standard Codification 606) and recast for our new reportable segments.

MAGNA ANNOUNCES SECOND QUARTER 2018 FINANCIAL RESULTS	CONNECT WITH MAGNA

THREE MONTHS ENDED JUNE 30, 2018

We set second quarter records for sales, Adjusted EBIT and Adjusted EPS, and returned $844 million to shareholders through share repurchases and dividends. Our Body Exteriors & Structures and Seating Systems segments both performed in line with our expectations in the second quarter of 2018, excluding the negative sales and earnings impact to our business from the fire at a Tier 1 supplier that disrupted vehicle production at a number of our customers.  Our Complete Vehicles business experienced lower vehicle production of the Mercedes-Benz G-Class in the second quarter of 2018, partly as anticipated due to the changeover to the new version in the quarter, and partly due to two unrelated supplier issues on the launch of the program.  The lower production on the Mercedes-Benz G-Class, together with higher launch and other costs negatively impacted our Complete Vehicles sales and Adjusted EBIT.  Our Power & Vision segment’s consolidated operations performed in line with our expectations in the second quarter, however the performance of our transmission joint venture operations, for which we equity-account, was below our expectations.  A write-down of inventory and receivables, an expected commercial pricing settlement that did not materialize, higher warranty costs, and lower production volumes on certain transmission programs together led to equity income that, while being higher than the second quarter of 2017, was lower than our expectations.  Lastly, in our Corporate and Other segment we experienced a $22 million unfavourable impact of foreign exchange losses in the second quarter of 2018 compared to foreign exchange gains in the second quarter of 2017 related to the re-measurement of net deferred tax assets.

On a consolidated basis, we posted sales of $10.28 billion for the second quarter of 2018, an increase of 12% over the second quarter of 2017. The strong growth was achieved in a period in which light vehicle production was essentially unchanged in North America and increased 7% in Europe. We delivered sales growth in each of our operating segments. Excluding the impact of foreign currency translation and net divestitures, sales increased 9%.

Adjusted EBIT increased 6% to $803 million in the second quarter of 2018 resulting in an adjusted EBIT as a percentage of sales of 7.8% in the second quarter of 2018 compared to 8.3% in the second quarter of 2017.  This margin decline was largely driven by an increase in the proportion of sales generated in our Complete Vehicles segment, which have a significantly lower margin as a percentage of sales than our consolidated average.

Income from operations before income taxes and net income attributable to Magna International Inc. were $819 million and $626 million for the second quarter of 2018, increases of 10% and 14%, respectively, compared to the second quarter of 2017.

Diluted earnings per share increased 23% to $1.77 in the second quarter of 2018, reflecting higher income from operations before income taxes, a lower income tax rate primarily as a result of U.S. tax reform, and the favourable impact of a reduced share count.  Adjusted diluted earnings per share increased 15% to $1.67 compared to $1.45 for the second quarter of 2017.

In the second quarter of 2018, we generated cash from operations before changes in operating assets and liabilities of $939 million, and invested $472 million in operating assets and liabilities. Investment activities for the second quarter of 2018 were $482 million, including $379 million in fixed asset additions, and a $103 million increase in investments, other assets and intangible assets. We also invested $200 million in Lyft, Inc.

“We made progress recently on some strategic fronts. We signed an agreement with BJEV to expand our vehicle assembly operations into China and announced an acquisition that will expand our global footprint in Lighting.  However, relative to our expectations, our joint venture transmission business is experiencing headwinds.  Nevertheless, we expect the business to continue to grow, driven by further penetration of dual clutch transmissions.”

- Don Walker, Magna’s Chief Executive Officer

SIX MONTHS ENDED JUNE 30, 2018

We posted sales of $21.07 billion for the six months ended June 30, 2018, an increase of 17% from the six months ended June 30, 2017. European and North American light vehicle production increased 4% and decreased 1%, respectively, in the first six months of 2018 compared to the first six months of 2017.

During the six months ended June 30, 2018, income from operations before income taxes was $1.67 billion, net income attributable to Magna International Inc. was $1.29 billion and diluted earnings per share was $3.60, increases of $133 million, $161 million and $0.65, respectively, each compared to the first six months of 2017.

During the six months ended June 30, 2018, Adjusted EBIT increased 6% to $1.68 billion, compared to $1.58 billion for the six months ended June 30, 2017.  Our Body Exteriors & Structures, Power & Vision, and Seating Systems segments each posted higher Adjusted EBIT compared to the first six months of 2017.

During the six months ended June 30, 2018, we generated cash from operations before changes in operating assets and liabilities of $1.97 billion, and invested $927 million in operating assets and liabilities. Total investment activities for the first six months of 2018 were $839 million, including $622 million in fixed asset additions, and $217 million in investments, other assets and intangible assets. We also invested $200 million in Lyft, Inc.

“Our updated outlook for 2018 substantially reflects the strengthening U.S. dollar, reduced equity income from joint ventures in our transmission business, and the estimated impact of tariffs.  The reduction to our equity income outlook in 2020, and the corresponding reduction to our Adjusted EBIT margin percentage reflects a continuation of some of the trends impacting our joint venture transmission business this year.  We continue to be focused on reinvesting in our businesses and returning excess capital to our shareholders. In the quarter, we returned $844 million in the form of dividends and share repurchases to Magna shareholders bringing our full year total to approximately $1.1 billion.”

- Vince Galifi, Magna’s Chief Financial Officer

RETURN OF CAPITAL TO SHAREHOLDERS

During the three and six months ended June 30, 2018, we paid dividends of $115 million and $233 million, respectively.  In addition, we repurchased 11.7 million shares for $729 million and 13.5 million shares for $832 million, respectively, for the three and six months ended June 30, 2018.

Our Board of Directors declared a quarterly dividend of $0.33 with respect to our outstanding Common Shares for the quarter ended June 30, 2018. This dividend is payable on September 14, 2018 to shareholders of record on August 31, 2018.

SEGMENT SUMMARY(2)

	For the three months ended June 30,
	Sales			Adjusted EBIT
($Millions unless otherwise noted)	2018	2017	Change	2018	2017	Change
Body Exteriors & Structures	$4,551	$4,109	$442	$385	$337	$48
Power & Vision	3,197	2,892	305	299	266	33
Seating Systems	1,424	1,367	57	116	117	(1)
Complete Vehicles	1,280	869	411	1	15	(14)
Corporate and Other	(172)	(97)	(75)	2	23	(21)
Total Reportable Segments	$10,280	$9,140	$1,140	$803	$758	$45

	For the three months ended June 30,
	Adjusted EBIT as a percentage of sales
	2018	2017	Change
Body Exteriors & Structures	8.5%	8.2%	0.3%
Power & Vision	9.4%	9.2%	0.2%
Seating Systems	8.1%	8.6%	(0.5)%
Complete Vehicles	0.1%	1.7%	(1.6)%

Consolidated Average	7.8%	8.3%	(0.5)%

	For the six months ended June 30,
	Sales			Adjusted EBIT
($Millions unless otherwise noted)	2018	2017	Change	2018	2017	Change
Body Exteriors & Structures	$9,170	$8,276	$894	$725	$686	$39
Power & Vision	6,387	5,855	532	657	594	63
Seating Systems	2,894	2,702	192	246	233	13
Complete Vehicles	2,940	1,396	1,544	20	21	(1)
Corporate and Other	(319)	(189)	(130)	30	42	(12)
Total Reportable Segments	$21,072	$18,040	$3,032	$1,678	$1,576	$102

	For the six months ended June 30,
	Adjusted EBIT as a percentage of sales
	2018	2017	Change
Body Exteriors & Structures	7.9%	8.3%	(0.4)%
Power & Vision	10.3%	10.1%	0.2%
Seating Systems	8.5%	8.6%	(0.1)%
Complete Vehicles	0.7%	1.5%	(0.8)%

Consolidated Average	8.0%	8.7%	(0.7)%

(2) 2017 amounts included in this Press Release have been adjusted for our adoption of the new revenue standard (Accounting Standard Codification 606) and recast for our new reportable segments.

For further details on our segment results, please see our Management’s Discussion and Analysis of Results of Operations and Financial Position and our Interim Financial Statements.

UPDATED 2018 OUTLOOK

	Current	Previous
Light Vehicle Production (Units)	17.2 million	17.3 million
North America	22.6 million	22.6 million
Europe

Segment Sales	$17.1 - $17.9 billion	$17.3 - $18.1 billion
Body Exteriors & Structures	$12.2 - $12.8 billion	$12.3 - $12.9 billion
Power & Vision	$5.5 - $5.9 billion	$5.5 - $5.9 billion
Seating Systems	$6.1 - $6.5 billion	$6.4 - $6.8 billion
Complete Vehicles

Total Sales	$40.3 - $42.5 billion	$40.9 - $43.1 billion

Adjusted EBIT Margin(3)	7.7% - 7.9%	7.9% - 8.2%

Equity Income (included in EBIT)	$270 - $305 million	$335 - $375 million

Interest Expense, net	Approximately $90 million	Approximately $90 million

Income Tax Rate(4)	22% - 23%	22% - 23%

Adjusted Net Income attributable to Magna(5)	$2.3 - $2.5 billion	$2.4 - $2.6 billion

Capital Spending	Approximately $1.9 billion	Approximately $1.8 billion

(3) Adjusted EBIT Margin is the ratio of Adjusted EBIT to Total Sales

(4) The Income Tax Rate has been calculated using Adjusted EBIT and is based on current tax legislation

(5) Adjusted Net Income attributable to Magna is Net Income attributable to Magna after excluding Other (Income) Expense, net after-tax

In this 2018 outlook, we have assumed:

•                  2018 light vehicle production volumes (as set out above);

•                  no material unannounced acquisitions or divestitures; and

•                  foreign exchange rates for the most common currencies in which we conduct business relative to our U.S. dollar reporting currency as follows:

•                  1 Canadian dollar equals U.S. dollars                                        0.771

•                  1 euro equals U.S. dollars                                                                                                        1.185

UPDATED 2020 OUTLOOK FOR EQUITY INCOME AND ADJUSTED EBIT MARGIN PERCENTAGE

We have updated our 2020 outlook only for our transmission joint venture operations in China and Europe, reflecting our current views on market developments and estimated production volumes on programs to supply transmissions.  We now expect equity income in 2020 to be between $330 million and $380 million, compared to a range of between $400 million and $450 million previously, as set out in our outlook dated January 16, 2018.  As a result of our reduced equity income outlook, we now expect our 2020 Adjusted EBIT margin percentage to be in the 8.3% to 8.7% range, compared to a previous range of 8.5% to 8.9%, as provided in January.

We have made no other updates to our 2020 outlook from January, including updates in assumptions with respect to total light vehicle production volumes, material unannounced acquisitions and divestitures and foreign exchange rates.

NON-GAAP FINANCIAL MEASURES RECONCILIATION

Adjusted EBIT

The following table reconciles net income to Adjusted EBIT:

	For the three months ended June 30,
	2018	2017

Net Income	$636	$561
Add:
Interest expense, net	23	11
Other (income) expense, net	(39)	3
Income taxes	183	183
Adjusted EBIT	$803	$758

Adjusted EBIT as a percentage of sales (“Adjusted EBIT margin”)

Adjusted EBIT as a percentage of sales is calculated in the table below:

	For the three months ended June 30,
	2018	2017

Sales	$10,280	$9,140
Adjusted EBIT	$803	$758
Adjusted EBIT as a percentage of sales	7.8%	8.3%

Adjusted diluted earnings per share

The following table reconciles net income attributable to Magna International Inc. to Adjusted diluted earnings per share:

	For the three months ended June 30,
	2018	2017

Net income attributable to Magna International Inc.	$626	$548
Add:
Other (income) expense, net	(36)	3
Adjusted net income attributable to Magna International Inc.	$590	$551
Diluted weighted average number of Common Shares outstanding during the year (millions):	354.1	379.5
Adjusted diluted earnings per share	$1.67	$1.45

NON-GAAP FINANCIAL MEASURES RECONCILIATION

Adjusted EBIT

The following table reconciles net income to Adjusted EBIT:

	For the six months ended June 30,
	2018	2017

Net Income	$1,305	$1,148
Add:
Interest expense, net	44	30
Other expense	(36)	9
Income taxes	365	389
Adjusted EBIT	$1,678	$1,576

Adjusted EBIT as a percentage of sales (“Adjusted EBIT margin”)

Adjusted EBIT as a percentage of sales is calculated in the table below:

	For the six months ended June 30,
	2018	2017

Sales	$21,072	$18,040
Adjusted EBIT	$1,678	$1,576
Adjusted EBIT as a percentage of sales	8.0%	8.7%

Adjusted diluted earnings per share

The following table reconciles net income attributable to Magna International Inc. to Adjusted diluted earnings per share:

	For the six months ended June 30,
	2018	2017

Net income attributable to Magna International Inc.	$1,286	$1,125
Add:
Other expense	(33)	9
Adjusted net income attributable to Magna International Inc.	$1,253	$1,134
Diluted weighted average number of Common Shares outstanding during the year (millions):	357.0	381.4
Adjusted diluted earnings per share	$3.51	$2.97

Certain of the forward-looking financial measures above are provided on a Non-GAAP basis. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.  To do so would be potentially misleading and not practical given the difficulty of projecting items that are not reflective of on-going operations in any future period. The magnitude of these items, however, may be significant.

This press release together with our Management’s Discussion and Analysis of Results of Operations and Financial Position and our Interim Financial Statements are available in the Investor Relations section of our website at www.magna.com/company/investors and filed electronically through the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com as well as on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

We will hold a conference call for interested analysts and shareholders to discuss our second quarter ended June 30, 2018 results on Wednesday, August 8, 2018 at 7:30 a.m. EDT. The conference call will be chaired by Don Walker, Chief Executive Officer. The number to use for this call from North America is 1-888-223-4641. International callers should use 1-416-981-9080. Please call in at least 10 minutes prior to the call start time. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be available on our website Wednesday prior to the call.

TAGS

Quarterly earnings, record quarter, financial results, sales growth

INVESTOR CONTACT

Louis Tonelli, Vice-President, Investor Relations

louis.tonelli@magna.com  │  905.726.7035

MEDIA CONTACT

Tracy Fuerst, Director of Corporate Communications & PR

tracy.fuerst@magna.com  │  248.631.5396

OUR BUSINESS (6)

We have more than 173,000 entrepreneurial-minded employees dedicated to delivering mobility solutions. We are a mobility technology company and one of the world’s largest automotive suppliers with 339 manufacturing operations and 89 product development, engineering and sales centres in 28 countries. Our competitive capabilities include body exteriors and structures, power and vision technologies, seating systems and complete vehicle solutions. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit www.magna.com.

(6)       Manufacturing operations, product development, engineering and sales centres and employee figures include certain equity-accounted operations.

FORWARD-LOOKING STATEMENTS

We disclose “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) to provide information about management’s current expectations and plans. Such forward-looking statements may not be appropriate for other purposes.

Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “aim”, “forecast”, “outlook”, “project”, “estimate”, “target” and similar expressions suggesting future outcomes or events to identify forward-looking statements.

Forward-looking statements in this press release include, but are not limited to, statements related to:

•                  Potential electric vehicle engineering and manufacturing opportunities through our new joint ventures with Beijing Electric Vehicle Co. Ltd;

•                  The expected benefits of our acquisition of OLSA S.p.A.;

•                  Magna’s forecasts of light vehicle production in North America and Europe;

•                  Expected consolidated sales, based on such light vehicle production, including expected split by segment in our Body Exteriors & Structures; Power & Vision; Seating Systems; and Complete Vehicles segments;

•                  Consolidated Adjusted EBIT margin for 2018 and 2020;

•                  Consolidated equity income;

•                  Equity income in 2020 for our Chinese and European transmission joint venture operations;

•                  Net interest expense;

•                  Effective income tax rate;

•                  Adjusted net income;

•                  Fixed asset expenditures; and

•                  Future returns of capital to our shareholders, including through dividends or share repurchases.

Our forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances.

While we believe we have a reasonable basis for making such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Risks Related to the Automotive Industry

•                  economic cyclicality;

•                  intense competition;

•                  potential restrictions on free trade, including new or higher tariffs on commodities and/or automobiles;

•                  escalation of international trade disputes;

Customer and Supplier Related Risks

•                  concentration of sales with six customers;

•                  shifts in market shares among vehicles or vehicle segments;

•                  shifts in “take rates” for products we sell;

•                  potential loss of a material purchase order;

Manufacturing / Operational Risks

•                  product launch risks;

•                  operational underperformance;

•                  restructuring costs;

•                  impairment charges;

•                  labour disruptions;

•                  supply disruptions;

IT Security Risk

•                  IT/Security breach;

Pricing Risks

•                  pricing risks between time of quote and start of production;

•                  price concessions;

•                  commodity costs;

•                  declines in scrap steel prices;

Warranty / Recall Risks

•                  costs to repair or replace defective products;

•                  warranty costs that exceed our warranty provision;

•                  costs related to a significant recall;

Acquisition Risks

•                  an increase in our risk profile as a result of completed acquisitions;

•                  acquisition integration risk;

Other Business Risks

•                  risks related to conducting business through joint ventures;

•                  our ability to consistently develop innovative products or processes;

•                  changing risk profile;

•                  risks of conducting business in foreign markets;

•                  fluctuations in relative currency values;

•                  tax reassessments and exposures related to changes in tax laws;

•                  changes in credit ratings assigned to us;

•                  the unpredictability of, and fluctuation in, the trading price of our Common Shares;

Legal, Regulatory and Other Risks

•                  antitrust and compliance risk;

•                  legal claims and/or regulatory actions against us; and

•                  changes in laws.

In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statement, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are discussed in greater detail in this document under the section titled “Industry Trends and Risks” and set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings.